Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6

Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 16, 2021 and should be read in conjunction with the audited consolidated financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the year ended December 31, 2020, and related notes thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q4 2020” and “Q4 2019” are to the three months ended December 31, 2020 and December 31, 2019, respectively, and all references to “Fiscal 2020”, “Fiscal 2019”, and “Fiscal 2018” are to the years ended December 31, 2020, December 31, 2019, and December 31, 2018, respectively. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various non-IFRS measures, such as C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), all-in sustaining cost (“AISC”) of gold produced (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, Working Capital (Deficit), Available Liquidity, and Net Debt. Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures.

This MD&A contains “forward-looking information” that is subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such information will prove to be accurate, and actual results and future events may differ materially from those anticipated in such information. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on this forward-looking information. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of March 16, 2021, unless otherwise stated.

BUSINESS OVERVIEW

Ero, headquartered in Vancouver, B.C., is focused on copper production growth from the MCSA Mining Complex located in Bahia State, Brazil, with over 40 years of operating history in the region. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, wherein the Company currently mines copper ore from the Pilar and Vermelhos underground mines, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company’s website (www.erocopper.com) and on SEDAR (www.sedar.com).

Ero Copper Corp. December 31, 2020 MD&A | Page 1

HIGHLIGHTS

	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
Operating Information
Copper (MCSA Operations)
Ore Processed (tonnes)	483,447	553,148	2,271,625	589,065	2,424,592
Grade (% Cu)	2.26	2.18	2.08	2.16	1.93
Cu Production (tonnes)	10,018	10,961	42,814	11,526	42,318
Cu Production (lbs)	22,085,927	24,163,829	94,387,605	25,411,100	93,295,598
Cu Sold in Concentrate (tonnes)	10,265	11,530	42,813	11,595	42,759
Cu Sold in Concentrate (lbs)	22,629,431	25,420,164	94,387,312	25,562,212	94,267,101

C1 cash cost of copper produced (per lb)*	$0.69	$0.63	$0.67	$0.80	$0.93

Gold (NX Gold Operations)
Au Production (ounces)	10,789	9,436	36,830	6,043	30,434
C1 cash cost of gold produced (per ounce)*	$405	$421	$457	$980	$691
AISC of gold produced (per ounce)*	$608	$579	$628	$1,253	$889

Financial information ($millions, except per share amounts)
Revenues	$91.2	$94.3	$324.1	$75.7	$284.8
Gross profit	$58.3	$59.6	$188.1	$31.1	$117.1
EBITDA	$91.3	$52.1	$116.2	$34.3	$141.4
Adjusted EBITDA*	$67.2	$62.5	$207.1	$31.2	$134.1
Cash flow from operations	$38.6	$44.4	$162.8	$35.9	$127.8
Net income	$66.3	$31.4	$52.5	$45.4	$92.5
Net income attributable to owners of the Company	$65.8	$31.1	$51.6	$45.2	$91.9
Net income per share attributable to owners of the Company
- Basic	$0.75	$0.36	$0.60	$0.53	$1.08
- Diluted	$0.71	$0.34	$0.56	$0.49	$1.01
Adjusted net income attributable to owners of the Company*	$37.4	$36.7	$117.3	$40.7	$86.3
Adjusted net income per share attributable to owners of the Company*
- Basic	$0.43	$0.42	$1.36	$0.47	$1.01
- Diluted	$0.40	$0.40	$1.27	$0.44	$0.94
Cash and Cash Equivalents	$62.5	$54.3	$62.5	$21.5	$21.5
Working Capital (Deficit)*	$35.8	$(9.4)	$35.8	$(4.9)	$(4.9)
Net Debt*	$105.6	$118.4	$105.6	$136.4	$136.4

*Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures.

Ero Copper Corp. December 31, 2020 MD&A | Page 2

2020 Highlights

2020 Operational Highlights

Strong year-end – full-year production guidance achieved, below revised operating cost guidance range

•	Increased year-on-year copper production at high-end of Company’s guidance range with 42,814 tonnes of copper produced in concentrate.

•	Approximately 2.3 million tonnes of ore grading 2.08% copper processed with average metallurgical recoveries of 90.5%.

•	C1 cash cost of $0.67 per pound of copper produced, $0.03 cents below the low-end of the Company’s revised guidance range of $0.70 to $0.85 per pound of copper produced for 2020.

•	Full-year C1 cash costs reflect a year-on-year reduction of $0.26 per pound of copper produced as compared to 2019.

•	Advanced several key capital programs in 2020 including completion of the Company’s high-intensity grinding (“HIG”) Mill installation, ore-sorting pilot plant program, and drilling and integration of the Deepening Extension Project (as defined below) into the Company’s recently announced life-of-mine plan update for 2020.

•	Achieved one-year without a lost-time injury at the Company’s MCSA Mining Complex prior to the end of 2020, a record in the mine’s 40 plus year operating history.

•	Total annual gold and silver production at the NX Gold Mine of 36,830 ounces gold and 22,694 ounces silver at C1 cash costs of $457 per ounce of gold produced, in-line with the Company’s revised 2020 NX Gold guidance, and AISC of $628 per ounce of gold produced.

2020 Financial Highlights

Cash position and available lines of credit: Total cash and cash equivalents and available lines of credit at December 31, 2020 was $62.5 million and $11.6 million compared to $21.5 million and $30.0 million, respectively, at the end of 2019. The Company’s working capital improved from a deficit of $4.9 million at the end of 2019 to a surplus of $35.8 million at the end of 2020, primarily as a result of a record $162.8 million in cash flow from operations for Fiscal 2020, compared with $127.8 million in cash flow from operations for Fiscal 2019. As at the end of 2020, the Company had R$60.4 million in available undrawn lines of credit in Brazil.

Revenue: The Company increased year-on-year revenues from its copper operations at MCSA by 6.0%, totalling $260.9 million in 2020 compared to $246.2 million in 2019. The increase in revenue was primarily attributed to an increase in realized copper prices.

Year-on-year increase in gold revenue from the Company’s gold operations at NX Gold was a result of increased gold and silver prices and increased production volumes, resulting in an increase in gold revenue of 63.5% to $63.2 million in 2020 compared to $38.6 million in 2019.

Mine gross profit: The Company significantly increased year-on-year mine gross profit from its copper operations at MCSA totaling $146.4 million in 2020 compared to $105.6 million in 2019. The increase in mine gross profit was primarily driven by increased revenues from higher realized copper prices, increased copper concentrate sales, lower operating costs over the prior year as a result of higher grades processed, and a weakened BRL against the USD. The Company also recognized mine gross profit of $41.8 million in 2020 compared to $11.4 million in 2019 from its gold operations at NX Gold as a result of higher gold production volumes, higher gold sales, and higher realized gold prices.

Net income: The Company recognized net income attributable to the Company of $51.6 million (net income per share, basic, of $0.60) in 2020 compared to $91.9 million (net income per share, basic, of $1.08) in 2019. While revenue and mine gross profit increased, net income decreased, primarily driven by increased foreign exchange losses from the weakening of the BRL against the USD and increased income tax expense, partially offset by decreased costs associated with the weakened BRL in which cost is incurred. Additionally, during 2019, the Company recognized a recovery of $21.6 million in net income related to value added taxes in Brazil due to a 2017 Brazil Supreme Court ruling that concluded the relevant tax authorities had historically used an incorrect methodology to determine such taxes, as well as a $28.3 million net deferred tax recovery primarily resulting from the recognition of available tax losses and tax credits in MCSA. No such recoveries were recognized during 2020.

Ero Copper Corp. December 31, 2020 MD&A | Page 3

Q4 2020 Highlights

Proactive mitigation of the potential impacts of the COVID-19 pandemic throughout 2020

•	The Company continues to have no material disruption to operations, supply chains or sales channels as a result of the COVID-19 pandemic. Since the onset of the COVID-19 pandemic in early 2020, the Company has continued to take extraordinary measures to mitigate the impact of COVID-19 on its workforce and operations. Some of these measures include:

(i)	eliminating all non-essential travel to and from the Company’s mining operations;

(ii)	routine engagement with all suppliers and active stockpiling of key consumables to protect against any supply chain disruptions;

(iii)	reducing physical interaction throughout the organization as much as possible by closing administrative offices and moving to a work-from-home format, increasing social distancing by limiting the number of employees travelling on provided buses between the Company’s mining communities and mines, limiting the number of employees in the cafeteria at any given time, cancelling all group meetings, implementing social-distancing for essential line-out meetings and encouraging work-from-home and video/telephone conferencing where feasible;

(iv)	establishing COVID-19 committees with senior leadership and local health administrators for the regions in which the Company operates;

(v)	purchasing thousands of COVID-19 testing kits for the Company’s operations, with the donation of a portion of these test kits, as well as other personal protective equipment, to each of the Company’s local municipalities to facilitate rapid testing throughout each community; and,

(vi)	implementing wellness education, health screenings, and self-isolation protocols along with enhanced sanitization throughout the Company’s operations.

•	The Company continues to closely monitor the COVID-19 pandemic and is engaged in active operational and financial contingency planning to prudently manage the potential impact of the pandemic on its operations.

Strong operational performance at MCSA Mining Complex and NX Gold Mine during Q4 2020

•	483,447 tonnes processed grading 2.26% copper producing 10,018 tonnes of copper in concentrate after metallurgical recoveries that averaged 91.7% during Q4 2020 at the MCSA Mining Complex.

•	45,574 tonnes of ore grading 7.72 grams per tonne gold producing 10,789 ounces of gold and 6,763 ounces of silver as by-product after metallurgical recoveries that averaged 95.4% during Q4 2020 at the NX Gold Mine.

•	Q4 2020 C1 cash costs of $0.69 per pound of copper produced at the MCSA Mining Complex, C1 cash costs of $405 per ounce of gold produced and AISC of $608 per ounce of gold produced at the NX Gold Mine (see Non-IFRS Measures).

•	As a result of strong operating and financial performance throughout 2020, the Company ended the period with a robust cash and cash equivalents position of $62.5 million, a quarter-on-quarter improvement of $8.2 million and a $41.0 million improvement since December 31, 2019.

2020 updated mineral resource, reserve and life-of-mine plans outline significant increases in mineral reserves and extension of mine life across the Company’s operations

•	At the MCSA Mining Complex, significant year-on-year increases in contained copper within the Proven and Probable mineral reserves, Measured and Indicated, and Inferred mineral resource categories, were outlined with each increasing by 23%, 29% and 62% respectively, inclusive of the newly defined Deepening Extension Zone at the same long-term copper price assumption of US$2.75 per pound.

•	Updated life-of-mine copper production for the MCSA Mining Complex, totalling approximately 480,800 tonnes of copper at an average C1 cash costs of $0.97 per pound of copper produced, at a US Dollar to Brazilian Real foreign exchange rate of 5.00.

•	At the NX Gold Mine, a 78% increase in contained gold within the Probable mineral reserve category was outlined, totalling 862,134 tonnes grading 8.83 grams per tonne containing 244,650 ounces of gold.

•	Updated life-of-mine gold production from the NX Gold Mine totalling approximately 227,000 ounces of gold produced over a six-year mine life, at an average annual production rate of approximately 36,000 ounces of gold (approximately 41,400 ounces over the first four years) at life-of-mine (“LOM”) average C1 cash costs of US$505 per ounce of gold produced and life-of-mine average AISC of US$720 per ounce (see Non-IFRS Measures).

Ero Copper Corp. December 31, 2020 MD&A | Page 4

MCSA exploration programs continue to demonstrate continuity of high-grade mineralization post life-of-mine plan update as well as newly discovered PGM occurrences throughout the Curaçá Valley

•	During the period, the Company identified an unexpected new zone of high-grade “Superpod” style mineralization in the south-central section of the zone that has the potential to meaningfully increase copper grades within the Deepening Extension Zone of the Pilar Mine. Results in this area include hole FC48155 that intersected 46.5 meters grading 4.96% copper including 36.5 meters grading 6.08% copper and 6.0 meters grading 11.98% copper. On the same section, hole FC48161 intersected 20.3 meters grading 4.76% copper including 9.5 meters grading 7.12% copper providing further evidence of high-grade mineralization.

•	In addition, a new target zone, interpreted as a potential parallel lens at depth within the Pilar Mine, was identified approximately 70 to 120 meters east of the main Deepening Extension Zone. Initially defined by hole FC47173 that intersected 7.2 meters grading 3.28% copper including 3.0 meters grading 4.35% copper and hole FC5381 that intersected 6.0 meters grading 1.07% copper, drilled approximately 300 meters apart, the zone has been interpreted to extend approximately 600 meters in strike length.

•	Exploration drilling in the Southern Vermelhos Corridor of the Vermelhos District continued to intercept stacked mineralized lenses within a modeled structural corridor, extending over 700 meters in strike length. Five drill rigs are scheduled to systematically drill this target area during 2021 and down-hole electromagnetic (“EM”) targeting work remains ongoing.

•	Initial results from a program designed to evaluate platinum group metal (“PGM”) associations within the Curaçá Valley were received during the period. The program, which commenced in early-2020, has resulted in the interpretation of three distinct styles of PGM mineralization that can be observed in samples throughout each of the Company’s main operating districts. Occurrences of elevated PGMs have now been documented from near-surface open pit deposits to the deepest known extent of mineralization within the Pilar Mine. Results for each style of mineralization are highlighted by:

(i)	Style 1, high-grade copper-nickel-PGMs (this style of mineralization shows similarities to footwall zones described within the Sudbury District, Canada and localized copper-rich mineralized zones at Noril’sk, Russia), highlighted by previously announced Siriema results: FSI-40, 9.1 meters grading 2.59% copper, 1.74% nickel and 1.61 grams per tonne (“gpt”) 4PGE+Au including 5.6 meters grading 3.37% copper, 2.59% nickel and 2.28gpt 4PGE+Au (platinum group elements (“PGEs”) in this context are defined as platinum, palladium, rhodium and ruthenium);

(ii)	Style 2, high-grade PGM low-sulphide content, reef-style mineralization (this style of mineralization shows similarities described in PGM deposits, such as the Bushveld Complex, South Africa and some zones within the Marathon Intrusion, Canada), highlighted by: hole FC47139, within the Pilar Deepening Extension, 1.0 meter grading 0.76% copper, 0.05% nickel and 4.12gpt 4PGE+Au; and,

(iii)	Style 3, copper-palladium rich (this style of mineralization shows similarities to zones described within the Sudbury District and Marathon Intrusion), highlighted by: FS-E002, a near-surface sample from beneath the Surubim open pit mine, 27.0 meters grading 2.04% copper, 0.06% nickel and 0.33gpt 4PGE+Au including 6.0 meters grading 3.03% copper, 0.13% nickel and 0.87gpt 4PGE+Au.

•	Based upon these results, a comprehensive review of PGM occurrences, comprising approximately 5,000 additional samples, is underway to better understand continuity and significance of these initial results.

Ero Copper Corp. December 31, 2020 MD&A | Page 5

Exploration of the Santo Antonio Vein at the NX Gold Mine continues to demonstrate continuity of mineralization

•	The Company continued to have success in demonstrating down-plunge continuity and extensions of the high-grade mineralization of the Santo Antonio Vein at the NX Gold Mine. The results were highlighted during the period by hole SA89 that intersected 2.7 meters grading 15.38 grams per tonne gold, representing the deepest intercept drilled to date by the Company at the Santo Antonio Vein.

Q4 2020 Financial Report

•	Cash flow from operations: Q4 2020 cash flow from operations was $38.6 million, an increase of $2.7 million from $35.9 million in Q4 2019.

•	Adjusted net income per share (see Non-IFRS Measures): Q4 2020 adjusted net income per share was $0.43 and $0.40, on a basic and diluted basis, respectively, compared with Q4 2019 adjusted net income per share of $0.47 and $0.44, on a basic and diluted basis, respectively.

•	Unrealized foreign exchange gains: Q4 2020 financial results were impacted by the strengthening of the BRL against the USD in comparison to the end of the third quarter of 2020, mainly through the change in the mark-to-market valuation of derivatives used to hedge BRL revenues. During Q4 2020, the Company recognized a $27.7 million non-cash valuation gain on its USD/BRL foreign exchange collars.

-	The Company uses these structures to hedge Brazilian Real measured revenues. As a result of the COVID-19 pandemic and its impact on macro-economic interrelationships, there was a continual increase in implied volatility of the BRL versus USD.

-	Generally accepted accounting standards dictate that the liability be recognized at fair value, which requires management to estimate fair value using a Black-Scholes valuation methodology and assumptions for the foreign exchange rate and volatility.
-	The Company does not believe that this impact on the income statement reflects the underlying profitability of the Company as it provides no offset for the expected future benefits/costs of a lower/higher BRL/USD exchange rate on operating costs and capital expenditures of the Company’s underlying business. These benefits/costs may outweigh the Company’s projected hedge losses/gains that may result from these collars.

•	Credit facilities amendment: Subsequent to the year ended December 31, 2020, the Company’s existing US$75 million term facility and US$75 million revolving credit facility previously entered into with a syndicate of Canadian financial institutions were amended with a US$150 million senior secured revolving credit facility (the “New Revolving Credit Facility”) payable entirely on March 31, 2025.

Benefits of the amendment include a reduction of up to 25 basis points in the Company’s cost of borrowing, depending on consolidated leverage ratio. The New Revolving Credit Facility will bear interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio at the time. Commitment fees for any undrawn portion of the Revolving Credit Facility will also be on a sliding scale between 0.56% to 1.06%.

The New Credit Facility includes standard and customary terms and conditions with respect to fees, representations, warranties, and financial covenants that remain unchanged from prior amendments.

Ero Copper Corp. December 31, 2020 MD&A | Page 6

REVIEW OF OPERATIONS

Mineração Caraíba S.A. (Vale do Curaçá):

	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
Operating Information
Copper (MCSA Operations)
Ore Processed (tonnes)	483,447	553,148	2,271,625	589,065	2,424,592
Grade (% Cu)	2.26	2.18	2.08	2.16	1.93
Cu Production (tonnes)	10,018	10,961	42,814	11,526	42,318
Cu Production (lbs)	22,085,927	24,163,829	94,387,605	25,411,100	93,295,598
Concentrate Grade (% Cu)	33.3	34.0	33.7	35.0	34.8
Recovery (%)	91.7	90.8	90.5	90.7	90.5
Concentrate Sales (tonnes)	30,416	34,324	127,007	33,926	122,966
Cu Sold in Concentrate (tonnes)	10,265	11,530	42,813	11,595	42,759
Cu Sold in Concentrate (lbs)	22,629,431	25,420,164	94,387,312	25,562,212	94,267,101
C1 cash cost of copper produced (per lb)	$0.69	$0.63	$0.67	$0.80	$0.93

Q4 2020 was the culmination of a strong operating year for the Company’s MCSA Mining Complex, which despite the COVID-19 pandemic, continued to perform well. Quarter-on-quarter declines in tonnes mined, were offset by increases in copper grades (2.26% vs. 2.18% copper in Q3 2020) and metallurgical recoveries (91.7% vs. 90.8% in Q3 2020). Improved metallurgical recoveries were driven, in part, by the installation of commissioning of the Company’s new HIG Mill, which was completed at the end of Q3 2020. While feed system work remained ongoing during Q4 2020, the Company continues to expect an improvement in metallurgical recoveries in the future as a result of the successful implementation to date.

At the Pilar Mine, 356,016 tonnes of ore were mined grading 1.74% copper during Q4 2020 (as compared to 375,296 tonnes of ore mined grading 1.36% copper during Q3 2020). At the Vermelhos Mine, 187,659 tonnes of ore were mined grading 3.19% copper (as compared to 227,963 tonnes of ore mined grading 3.76% copper during Q3 2020). In total, contributions from both mines during the period resulted in 543,675 tonnes of ore mined grading 2.24% copper. For the full-year 2020, a total of 2,345,002 tonnes of ore grading 2.10% copper was mined. During Q4 2020, 483,447 tonnes of ore grading 2.26% copper was processed, producing 10,018 tonnes of copper after average metallurgical recoveries of 91.7%. For the full-year of 2020, a total of 2,271,625 tonnes of ore grading 2.08% copper was processed, producing 42,814 tonnes of copper after average metallurgical recoveries of 90.5%.

C1 cash costs per pound of copper produced averaged $0.69 (see Non-IFRS Measures) during Q4 2020, reflecting strong operational performance at the Company’s MCSA operations, continued weakness of the BRL versus the US dollar and strength in the price of gold and silver produced as by-products. Decreased copper production, a strengthening of the BRL vs. the US dollar relative to the prior period, and scheduled mill maintenance at year-end contributed to a $0.06 increase in C1 cash costs per pound of copper produced as compared to Q3 2020. Full-year 2020 C1 cash costs averaged $0.67 per pound of copper produced – a $0.26 decrease as compared to 2019.

Ero Copper Corp. December 31, 2020 MD&A | Page 7

During Q4 2020, the Company announced updated mineral resources, mineral reserves and an updated LOM plans for the MCSA Mining Complex encompassing the exploration drill programs conducted during the year. Within the MCSA Mining Complex LOM production plan, for the 2020 update, the Company included production, capital and operating cost projections based upon the mineral reserves derived from the Measured and Indicated mineral resources from within the Deepening Extension Zone of the Pilar Mine (the “Deepening Extension Project”), which was a core objective of the Company during the year. In addition, the Company included an independent preliminary economic assessment based upon the Inferred mineral resources within the Deepening Extension Zone of the Pilar Mine (the “Deepening Inferred Project”), that shows the expected synergies associated with utilizing the infrastructure that will be built in support of the Deepening Extension Project. With the inclusion of the Deepening Extension Project at the Pilar Mine, a significant increase in production from the current 1.2 million tonnes per annum of ore mined to approximately 2.2 million tonnes of ore mined is planned. The expansion of the Pilar Mine will be supported by the installation of a new 4.5 meter diameter external shaft, scheduled to commence construction in Q3 2021, that will not only support the planned increases in copper production at the Pilar Mine, as outlined in the LOM, but has also been designed to support the potential for longer term copper production increases from both the Deepening Inferred Project and as additional mineralization is defined. In keeping with the Company’s return on invested capital focus, the expansion of the mine and development of the infrastructure in support of the Deepening Extension Project is expected to be delivered at a low capital-intensity ratio of approximately US$1,677 per tonne of incremental copper production delivered.

In addition, integration of ore sorting into the Company’s LOM plan for the Vermelhos District open pit deposits of N8/N9 and Siriema is expected to contribute to improved mill head-grades and maintaining first-quartile C1 cash costs over the LOM. In total, approximately 20 million tonnes of ore grading 0.56% are expected to be mined and sorted, producing a sorted mill-feed of approximately 8.9 million tonnes of ore grading 1.18% copper. As a result of the integration of ore sorting approximately 11.0 million tonnes of waste material will be prevented from being transported and processed at the Company’s mill over the LOM. In addition to the associated economic benefits, this reduction is expected to substantially reduce consumption of fresh-water, diesel and electricity as well as reduce flotation tailings generated per tonne of copper produced, further advancing the Company’s long-term environmental and sustainability commitments within the Curaçá Valley.

Please refer to the Company’s press releases dated November 30, 2020 for complete information related to the LOM plan for the MCSA Mining Complex.

On exploration, the Company’s organic growth strategy remains supported by one of the world’s largest exploration programs, which continued following the release of the latest LOM plan update. During Q4 2020, the Company continued to focus its exploration efforts on three primary exploration areas within the Curaçá Valley (please refer to the Company’s press release dated December 15, 2020 for complete results). These areas included:

(i)	continued drilling of the Pilar Mine Deepening Extension Zone in an effort to further demonstrate high-grade continuity outside the previously known limits of mineralization within the mine;

(ii)	extensional drilling of the Southern Vermelhos Corridor, a target zone extending over 700 meters in strike length between Siriema and the Vermelhos Mine to further evaluate continuity of mineralization and the potential for multiple “stacked” high-grade lenses; and,

(iii)	a strategic review of PGM occurrences throughout the Curaçá Valley.

In the Pilar Mine, exploration activities during the period sought to commence a new phase of drilling following the release of the Company’s updated LOM to further demonstrate continuity of mineralization as well as upgrade the inferred mineral resources that comprise the Deepening Inferred Project. A surface drill program utilizing directional drilling technology to evaluate the mineralized potential of the Deepening Extension Zone north of section 57 continued as planned during the period and this program will continue into 2021. The known limits of mineralization within the Deepening Extension Zone, which remain open, extend over approximately 900 meters in strike length, over a total depth of approximately 525 meters and over average thicknesses ranging from 10 to 20 meters with localized thickening throughout the zone. Within the total strike length, a higher-grade continuous zone of approximately 400 to 500 meters in strike length continues to be supported in the central and northern segments of the target area, and a new zone of high-grade mineralization is emerging at depth in the south-central segment of this area. The zone remains open to the north and to depth. Five underground exploration drill rigs will continue to systematically drill the defined exploration target area within the Deepening Extension Zone in 2021.

Ero Copper Corp. December 31, 2020 MD&A | Page 8

Also within the Pilar Mine, a new zone of parallel mineralization at depth, and a new target zone, was identified during the period, located approximately 70 to 120 meters east of the main Deepening Extension Zone. Results during the period are highlighted by hole FC47173 that intersected 7.2 meters grading 3.28% copper including 3.0 meters grading 4.35% copper and hole FC5381 that intersected 6.0 meters grading 1.07% copper. The intercept in hole FC47173 is approximately 300 meters south of the intercept in hole FC5381, approximately 80 meters to the east of the main Deepening Extension Zone and approximately 400 meters south of previously drilled holes that also intersected this target area. The potential for a new, parallel structure extends over a north-south strike length of approximately 600 meters.

In the Vermelhos District, approximately 80 kilometers to the north of the Caraíba Mill complex, which includes the high-grade operating Vermelhos Mine, exploration activities during the period focused on two primary objectives: (i) testing continuity of high-grade copper mineralization within the Southern Vermelhos Corridor and (ii) conducting down-hole EM surveys to identify high-grade exploration targets. Preliminary results of this program, which remains ongoing, continues to demonstrate the presence of multiple stacked mineralized lenses, including high-grade mineralization within the corridor. Five drill rigs are expected to be operational within the Southern Vermelhos Corridor during 2021 focused on systematic drill testing. The program has been designed on 50 meter drill spacing. Initially, the focus will be the northern section of the Southern Vermelhos Corridor given its proximity to the existing mine infrastructure of the Vermelhos Mine and the potential for exploration success to meaningfully enhance the near-term base-case grade profile through replacement of lower grade production in addition to extending mine life.

Following the discovery of the Siriema Deposit (within the Vermelhos District) in mid-2019 and, the discovery of the high-grade Keel Zone at Siriema at the end of 2019 (including new massive sulphide breccia zones containing elevated copper, nickel, cobalt and PGMs), the Company collected and sent a series of samples from each of the Company’s three primary operating districts of Vermelhos, Pilar and Surubim for additional PGM analysis to further evaluate the prevalence of PGMs within the broader Curaçá Valley. Based upon the assay results from this initial program, which were delayed due to the impacts of COVID-19, occurrences of elevated PGMs can be found throughout the entirety of the Curaçá Valley.

The results, while preliminary, demonstrate that elevated PGM grades within the Curaçá Valley occur in association with both the high-sulphide copper and copper-nickel mineralized envelopes of deposits such as the Keel Zone of Siriema, as well as outside of the primary copper-mineralized zones where the highest-grade PGM samples collected to date occur in low-sulphide reef-style mineralized envelopes lying in zones that traditionally would have been classified as waste due to their inherently low association with copper. To date, the Company has observed three distinct styles of PGM mineralization, which are supported by relevant examples from the early-2020 sample program and previously released multi-element results from within the Keel Zone.

The Company has commenced a comprehensive program comprised of approximately 5,000 additional samples to continue evaluating the potential for additional occurrences of PGMs as well as evaluate continuity of PGM mineralization within zones identified to date. Approximately 3,000 samples of the total 5,000 sample program have been submitted to third-party laboratories for PGM analysis, and the Company has commenced integrating systematic PGM assaying into its ongoing exploration efforts. This effort is supported by the Company’s new in-house PGM assay capability, built in response to early results from this program. The Company continues to undertake additional quality-assurance, quality-control procedures on its newly installed multi-element Inductively Coupled Plasma analytical equipment to transition away from third-party laboratories in the future.

Ero Copper Corp. December 31, 2020 MD&A | Page 9

NX Gold S.A.

	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
Operating Information
Gold (NX Gold Operations)
Ore mined (tonnes)	45,574	41,749	162,642	40,453	154,271
Ore milled (tonnes)	45,574	41,749	162,642	43,207	158,275
Head grade (grams per tonne Au)	7.72	7.64	7.72	6.32	6.98
Recovery (%)	95.4%	92.0%	91.3%	68.9%	85.7%
Gold ounces produced (oz)	10,789	9,436	36,830	6,043	30,434
Silver ounces produced (oz)	6,763	5,736	22,694	4,315	19,641
Gold sold (oz)	10,100	9,845	35,855	5,810	29,755
Silver sold (oz)	6,349	5,982	22,109	4,247	19,142
C1 cash cost of gold produced (per ounce)	$405	$421	$457	$980	$691
AISC of gold produced (per ounce)	$608	$579	$628	$1,253	$889

At the NX Gold Mine, continued quarter-on-quarter improvement in tonnes and grade mined and processed, along with record metallurgical performance, contributed to increased gold production during the period. Production during Q4 2020 totaled 10,789 ounces of gold and 6,673 ounces of silver (as by-product) from total mill feed of 45,574 tonnes grading 7.72 g/t gold after metallurgical recoveries of 95.4% during the period. Ore mined and gold production improved in Q4 2020 by 9% and 14%, respectively relative to Q3 2020, and gold production increased by 37% as compared to the first quarter of 2020. These quarter-on-quarter improvements have been driven by both increases in the number of working faces in operation within the Santo Antonio Vein and improvements in metallurgical recoveries. The NX Gold Mine achieved record quarterly C1 cash costs during Q4 2020 of $405 per ounce of gold produced, resulting in full-year 2020 C1 cash costs of $457 per ounce of gold produced (see Non-IFRS Measures). AISC during Q4 2020 averaged $608 per ounce of gold produced resulting in full-year 2020 AISC of $628 per ounce of gold produced (see Non-IFRS Measures).

During Q4 2020, the Company announced updated mineral resources, mineral reserves and an updated LOM production plan for the NX Gold Mine encompassing the exploration drill programs conducted during the year.

The Company’s updated LOM production plan, prepared in conjunction with the updated mineral resource and reserve estimate, outlines a six-year LOM with total production of approximately 227,000 ounces and average annual production of approximately 41,400 ounces of gold over the first four years. In total, approximately 860,000 tonnes of ore are projected to be mined and processed grading an average of approximately 8.80 grams per tonne of gold. LOM average C1 cash costs are projected to be US$505 per ounce of gold produced with LOM average AISC of US$720 per ounce (see Non-IFRS Measures).

The updated LOM plan at the NX Gold Mine reflects the culmination of a multi-year commitment to organically grow the asset by the Company, beginning in mid-2018 with the first real exploration program conducted at the property since 2012. The updated LOM production plan outlines a highly profitable six-year operation with an actionable road-map to further grow production and extend mine-life through conversion of newly defined high-grade Inferred mineral resources (573,772 tonnes grading 10.55 grams per tonne containing approximately 194,556 ounces of gold). During the fourth quarter and into 2021, the Company has committed to continue its organic growth efforts at NX Gold as evidenced through the installation of a modular paste-fill plant, expected to be operational during the second half of 2021, as well as additional allocation of capital for exploration at the mine. The Company ramped up drilling efforts to encompass eight drill rigs at year-end operating on both near-mine and regional programs throughout the extensive land package controlled by NX Gold.

Ero Copper Corp. December 31, 2020 MD&A | Page 10

Please refer to the Company’s press releases dated November 15, 2020 for complete information as it relates to the updated LOM production plan for the NX Gold Mine.

Following the release of the updated LOM, exploration at the NX Gold Mine continued to focus primarily on testing down-plunge extensions of the Santo Antonio Vein. Drill results during the period further extended the known limits of mineralization within the Santo Antonio Vein. Results are highlighted by the deepest intercept drilled within the Santo Antonio Vein drilled to date. In addition, the first regional exploration campaign continued to progress at the NX Gold Mine during the period targeting both near-mine targets as well as distal exploration targets up to 20 kilometers from the mine.

2021 Guidance/Outlook

•	2021 annual production guidance for the MCSA Mining Complex of 42,000 to 45,000 tonnes of copper in concentrate at C1 cash cost guidance[1] range of US$0.75 to US$0.85 per pound of copper produced; and,

•	2021 annual production guidance for the NX Gold Mine of 34,500 to 37,500 ounces of gold at C1 cash cost and AISC guidance[1] range of US$500 to US$600 and US$875 to US$975 per ounce of gold produced, respectively.

[1] C1 Cash Costs of copper produced (per lb.), C1 Cash Costs of gold produced (per oz.), and AISC are non-IFRS measures – Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures. Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors.

2021 Production Outlook

MCSA Mining Complex	2020 Guidance[1]	2020 Result	2021 Guidance[2]
Tonnes Processed	2,150,000	2,271,625	2,700,000
Copper Grade (% Cu)	2.15%	2.08%	1.75%
Copper Recovery (%)	91.0%	90.5%	93.0%
Cu Production (000 tonnes)	41.0 – 43.0	42.8	42.0 – 45.0

NX Gold Mine	2020 Guidance[1]	2020 Result	2021 Guidance[2]
Tonnes Processed	165,000	162,642	167,000
Gold Grade (gpt)	7.70	7.72	7.20
Gold Recovery (%)	90.0%	91.3%	92.0%
Au Production (000 ounces)	36.0 – 37.0	36.8	34.5 – 37.5
Ag Production (000 ounces)	n/a	22.7	n/a

[1] 2020 production guidance for the MCSA Mining Complex as outlined in the Company’s press release dated January 15, 2020. 2020 production guidance for the NX Gold Mine as outlined in the Company’s press release dated November 5, 2020.

[2] Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s SEDAR filings for complete risk factors, including the AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors.

Ero Copper Corp. December 31, 2020 MD&A | Page 11

2021 Cash Cost Guidance

The Company’s guidance for 2021 assumes a USD:BRL foreign exchange rate of 5.00, gold price of $1,750 per ounce and silver price of $20.00 per ounce.

	2020 Guidance[1]	2020 Result	2021 Guidance
MCSA Mining Complex C1 Cash Cost Guidance (US$/lb)[2]	$0.70 - $0.85	$0.67	$0.75 - $0.85
NX Gold Mine C1 Cash Cost Guidance (US$/oz)[2]	$425 - $525	$457	$500 - $600
NX Gold Mine All-in Sustaining Cost (AISC) Guidance (US$/oz)[2]	n/a	$628	$875 - $975

[1] 2020 cash cost guidance represents revised guidance as outlined in the Company’s press release dated May 7, 2020.

[2] C1 Cash Costs of copper produced (per lb.), C1 Cash Costs of gold produced (per oz.), and AISC are non-IFRS measures – Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures. Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors.

2021 Capital Expenditure Guidance

The Company’s capital expenditure guidance for 2021 assumes a USD:BRL foreign exchange rate of 5.00 and has been presented below in USD millions.

MCSA Operations	2020 Guidance[1]	2020 Result	2021 Guidance
Pilar Mine and Caraíba Mill Complex (excluding Deepening Extension Project)	$ 45.0 – 55.0	54.5	$ 45.0 - 50.0
Deepening Extension Project	-	-	12.5 – 15.0
Vermelhos Mine & District[2]	11.0 – 13.0	14.0	14.0 – 16.0
Surubim Open Pit Mine	-	-	10.0 – 12.0
Boa Esperanҫa Project	0.2 – 0.2	0.2	1.0 – 1.5
Capital Expenditure Guidance	$ 56.2 – 68.2	68.7	$ 82.5 - 94.5
Curaçá Valley Exploration	$ 25.0 – 30.0	31.9	$ 30.0 – 35.0

NX Gold Mine	2020 Revised Guidance[1]	2020 Result	2021 Guidance
Capital Expenditure Guidance	$ 9.0 – 11.0	13.0	$ 13.0 – 15.0
Exploration	3.0 – 5.0	4.3	8.0 – 10.0
Total, NX Gold Mine	$ 12.0 – 16.0	17.3	$ 21.0 – 25.0

[1] 2020 capital cost guidance and revised guidance (NX Gold Mine) as outlined in the Company’s press releases dated May 7, 2020 and November 5, 2020.

[2] Vermelhos District includes open pit mining infrastructure expenditures of approximately US$6.0 million in 2021.

Mineração Caraíba S.A.

Copper production from the MCSA Mining Complex for 2021 is expected to come from ore mined from the Pilar and Vermelhos underground mines as well as the Surubim open pit mine, which is expected to restart operations later in 2021. Production from the Pilar Mine is expected to contribute a total of approximately 1.5 million tonnes grading 1.40% copper, production from the Vermelhos Mine is expected to contribute a total of approximately 0.8 million tonnes grading 2.40% copper and production from the Surubim Mine is expected to contribute a total of 0.2 million tonnes grading 0.60% copper as it is a partial year of operation. The blended mill head grade incorporating these sources is expected to be approximately 1.75% copper for the full year.

Ero Copper Corp. December 31, 2020 MD&A | Page 12

NX Gold S.A.

Gold production from NX Gold for 2021 is expected to come from ore mined from the Santo Antônio vein. Mining operations during the year are expected to total approximately 167,000 tonnes of ore grading 7.20 grams per tonne gold.

Boa Esperança

A full review of the Boa Esperança Feasibility Study[1] remains ongoing with the goal of extending the potential mine life and increasing copper production among other desktop optimization initiatives. As a result of an ongoing internal technical review, several potential opportunities were identified to optimize and further realize the potential of the Boa Esperança project, including, but not limited to:

•	Separating high-grade and low-grade copper domains within the mineral resource estimate to better optimize mining sequence, mineral reserve conversion and improve overall project economics;

•	Increasing the overall size of the open pit, targeting an increase in in-pit mineral reserves, extension of mine life and an increase in life-of-mine copper production;

•	Implementing bulk ore-sorting with the goal of enhancing mine selectivity; and,

•	Re-designing processing plant reflecting optimization initiatives around selective mining and the implementation of ore-sorting.

The Company’s technical team continues to actively review these opportunities and is making headway in advancing them into actionable deliverables. Should this work continue to yield favorable results, the Company will commission an Optimized Feasibility Study (“OFS”), incorporating these initiatives. The Company expects to provide additional guidance on these developments mid-year 2021.

[1] As defined herein under “NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION”.

Ero Copper Corp. December 31, 2020 MD&A | Page 13

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q4 2020 and Q4 2019. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended	Three months ended
	Notes	December 31, 2020	December 31, 2019
Revenue	1	$91,243	$75,688
Cost of product sold	2	(31,323)	(43,017)
Sales expenses		(1,572)	(1,595)
Gross profit		58,348	31,076

Expenses
General and administrative	3	(8,165)	(12,707)
Share-based compensation		(2,549)	(1,304)
Income before the undernoted		47,634	17,065

Other income (expenses)
Finance income		145	358
Finance expense	4	(2,556)	(2,014)
Foreign exchange gain	5	27,142	4,423
Recovery of value added taxes	6	8,886	-
Other income (expense)		(1,675)	368
Income before income taxes		79,576	20,200

Income tax recovery (expense)
Current		(4,044)	(2,232)
Deferred		(9,190)	27,441
	7	(13,234)	25,209
Net income for the period		66,342	45,409

Other comprehensive income
Foreign currency translation gain	8	19,679	6,528
Comprehensive income		$86,021	$51,937

Net income attributable to:
Owners of the Company		$65,786	$45,169
Non-controlling interests		556	240
		$66,342	$45,409
Comprehensive income attributable to:
Owners of the Company		$85,386	$51,671
Non-controlling interests		635	266
		$86,021	$51,937
Net income per share attributable to owners of the Company
Net income per share
Basic		$0.75	$0.53
Diluted		$0.71	$0.49
Weighted average number of common shares outstanding
Basic		87,321,832	85,620,168
Diluted		92,642,103	91,670,989
Cash and cash equivalents		$62,508	$21,485
Total assets		$497,099	$462,674
Non-current liabilities		$191,304	$183,135

Ero Copper Corp. December 31, 2020 MD&A | Page 14

Notes:

1.	Revenues for Q4 2020 from copper sales was $72.6 million (Q4 2019 - $67.7 million), which included the sale of 10,265 copper tonnes in concentrate as compared to 11,595 copper tonnes for Q4 2019. The increase in revenues is primarily attributed to higher realized prices, partially offset by lower sales volume. Revenues for Q4 2020 from gold sales was $18.6 million (Q4 2019 - $8.0 million), which included the sale of 10,100 ounces of gold, compared to 5,810 ounces of gold for Q4 2019, at a significantly higher average gold price than in the comparative quarter.

2.	Cost of product sold for Q4 2020 from copper sales was $25.8 million (Q4 2019 - $35.6 million) which consisted of $8.0 million (Q4 2019 - $11.1 million) in depreciation and depletion, $6.2 million (Q4 2019 - $9.4 million) in salaries and benefits, $3.8 million (Q4 2019 - $4.6 million) in materials and consumables, $3.1 million (Q4 2019 - $3.9 million) in maintenance costs, $2.9 million (Q4 2019 - $4.3 million) in contracted services, $1.7 million (Q4 2019 - $2.2 million) in utilities, and $0.1 million (Q4 2019 - $0.2 million) in other costs.

Cost of product sold for Q4 2020 from gold sales was $5.5 million (Q4 2019 - $7.4 million) which primarily comprised of $1.4 million (Q4 2019 - $2.2 million) in salaries and benefits, $1.2 million (Q4 2019 - $0.9 million) in depreciation and depletion, $1.1 million (Q4 2019 - $1.2 million) in contracted services, $0.9 million (Q4 2019 - $1.1 million) in materials and consumables, $0.5 million (Q4 2019 - $0.7 million) in utilities, and $0.4 million (Q4 2019 - $1.2 million) in maintenance costs.

The overall decrease in cost of product sold in Q4 2020 as compared to Q4 2019 is primarily attributable to the weakened BRL, in which cost is incurred, against the USD, in which cost is reported.

3.	General and administrative expenses for Q4 2020 include $5.0 million (Q4 2019 - $10.3 million) with respect to MCSA for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, $0.6 million (Q4 2019 - $0.5 million) with respect to NX Gold for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, and $2.6 million (Q4 2019 - $1.9 million) with respect to the corporate head office in Vancouver. Corporate head office costs are primarily comprised of $2.2 million (Q4 2019 - $1.4 million) in salaries, incentive payments, and consulting fees, $0.2 million (Q4 2019 - $0.2 million) in accounting and legal costs, and $0.2 million (Q4 2019 - nominal) in office and sundry costs. General and administrative expenses in Q4 2020 decreased from that in Q4 2019, primarily attributable to a decrease in incentive payments, and a weakened BRL, in which costs from MCSA and NX Gold are incurred, against the USD, in which cost is reported.

4.	Finance expense for Q4 2020 was $2.6 million (Q4 2019 - $2.0 million) and is primarily comprised of interest on loans at the corporate head office of $1.6 million (Q4 2019 - $2.0 million), interest on loans and borrowings at MCSA and NX Gold of $0.5 million (Q4 2019 - $0.7 million), loss on interest rate swap derivatives of $0.7 million (Q4 2019 - $0.2 million gain), accretion of the asset retirement obligations of $0.2 million (Q4 2019 - $0.2 million recovery), and nominal commitment fees (Q4 2019 - $0.5 million), partially offset by other finance income of $0.6 million (Q4 2019 - $1.0 million).

5.	Foreign exchange gain for Q4 2020 was $27.1 million (Q4 2019 - $4.4 million). This amount is primarily comprised of foreign exchange gain on unrealized derivative contracts of $27.7 million (Q4 2019 - $1.4 million) and a foreign exchange gain on USD denominated debt of $7.7 million (Q4 2019 - $3.8 million) in MCSA for which the functional currency is the BRL, partially offset by a realized foreign exchange loss on derivative contracts of $7.8 million (Q4 2019 - $0.5 million) and other foreign losses of $0.4 million (Q4 2019 - $0.2 million gain). The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q4 2020 as compared to the prior quarter. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.	In Q4 2020, the Company recognized a recovery of $8.9 million (Q4 2019 - $nil) in net income related to value added taxes. The recovery was recognized as a result of a study conducted to revisit certain tax positions which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes.

7.	In Q4 2020, the Company recognized $13.2 million in income tax expense (Q4 2019 - $25.2 million recovery). Income taxes from operations are partially offset by the recognition of temporary deductible differences associated with MCSA’s unrealized foreign exchange losses on derivatives and loans and borrowings denominated in USD. In Q4 2019 the Company recognized a $25.2 million income tax recovery, primarily resulting from the recognition of previously unrecognized available tax losses and tax credits in MCSA, partially offset by current tax expense in the period. At December 31, 2019 the Company considered taxable income generated since acquisition of MCSA and forecasted future taxable income and determined that it was probable that the benefit of these losses and tax credits in MCSA would be realized.

8.	The foreign currency translation gain is a result of a strengthening of the BRL against the USD during Q4 2020 when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

Ero Copper Corp. December 31, 2020 MD&A | Page 15

The following table provides a summary of the financial results of the Company for Fiscal 2020, Fiscal 2019, and Fiscal 2018. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Year ended	Year ended	Year ended
	Notes	December 31, 2020	December 31, 2019	December 31, 2018
Revenue	1	$324,076	$284,843	$233,105
Cost of product sold	2	(130,585)	(162,817)	(147,611)
Sales expenses		(5,354)	(4,962)	(3,268)
Gross profit		188,137	117,064	82,226

Expenses
General and administrative	3	(27,927)	(32,817)	(29,000)
Share-based compensation		(9,064)	(5,792)	(3,225)
Income before the undernoted		151,146	78,455	50,001

Other income (expenses)
Finance income		1,346	701	1,303
Finance expense	4	(15,449)	(20,428)	(22,562)
Foreign exchange loss	5	(79,805)	(5,148)	(20,713)
Loss on debt settlement	6	-	(1,783)	(5,476)
Recovery of value added taxes	7	8,886	21,584	-
Other income (expense)		(4,701)	1,448	108
Income before income taxes		61,423	74,829	2,661

Income tax recovery (expense)
Current		(9,675)	(10,645)	(2,899)
Deferred		750	28,271	(2,753)
	8	(8,925)	17,626	(5,652)
Net income (loss) for the year		52,498	92,455	(2,991)

Other comprehensive loss
Foreign currency translation loss	9	(49,553)	(4,941)	(27,801)
Comprehensive income (loss)		$2,945	$87,514	$(30,792)

Net income (loss) attributable to:
Owners of the Company		$51,622	$91,883	$(3,155)
Non-controlling interests		876	572	164
		$52,498	$92,455	$(2,991)
Comprehensive income (loss) attributable to:
Owners of the Company		$2,267	$86,962	$(30,845)
Non-controlling interests		678	552	53
		$2,945	$87,514	$(30,792)
Net income (loss) per share attributable to owners of the Company
Net income (loss) per share
Basic		$0.60	$1.08	$(0.04)
Diluted		$0.56	$1.01	$(0.04)

Weighted average number of common shares outstanding
Basic		86,368,535	85,244,277	83,927,977
Diluted		92,213,628	91,390,425	83,927,977

Ero Copper Corp. December 31, 2020 MD&A | Page 16

Notes:

1.	Revenues for Fiscal 2020 from copper sales was $260.9 million (Fiscal 2019 - $246.2 million), which included the sale of 42,813 copper tonnes in concentrate as compared to 42,759 copper tonnes for Fiscal 2019. Revenues for Fiscal 2020 from gold sales was $63.2 million (Fiscal 2019 - $38.6 million), which included the sale of 35,855 ounces of gold, compared to 29,755 ounces of gold for Fiscal 2019, at a significantly higher average gold price than the comparative period. The increase in revenues is primarily attributed to higher realized prices from copper and gold sales.

2.	Cost of product sold for Fiscal 2020 from copper sales was $109.6 million (Fiscal 2019 - $135.6 million) which consisted of $35.7 million (Fiscal 2019 - $40.1 million) in depreciation and depletion, $24.6 million (Fiscal 2019 - $33.7 million) in salaries and benefits, $15.1 million (Fiscal 2019 - $17.9 million) in materials and consumables, $14.8 million (Fiscal 2019 - $20.5 million) in contracted services, $12.5 million (Fiscal 2019 - $14.1 million) in maintenance costs, $6.5 million (Fiscal 2019 - $8.7 million) in utilities, and $0.4 million (Fiscal 2019 - $0.7 million) in other costs.

Cost of product sold for Fiscal 2020 from gold sales was $21.0 million (Fiscal 2019 - $27.2 million) which primarily comprised of $5.5 million (Fiscal 2019 - $7.1 million) in salaries and benefits, $3.8 million (Fiscal 2019 - $3.9 million) in materials and consumables, $3.7 million (Fiscal 2019 - $3.2 million) in contracted services, $3.5 million (Fiscal 2019 - $5.9 million) in depreciation and depletion, $2.2 million (Fiscal 2019 - $2.5 million) in utilities, $2.1 million (Fiscal 2019 - $4.3 million) in maintenance costs, and $0.2 million (Fiscal 2019 - $0.3 million) in other costs.

The overall decrease in cost of product sold for Fiscal 2020 as compared to Fiscal 2019 is primarily attributable to the weakened BRL, in which cost of products sold are incurred, against the USD, in which cost is reported.

3.	General and administrative expenses for Fiscal 2020 include $16.5 million (Fiscal 2019 - $21.0 million) with respect to MCSA for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, $1.7 million (Fiscal 2019 - $2.3 million) with respect to NX Gold for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, and $9.7 million (Fiscal 2019 - $9.5 million) with respect to the corporate head office in Vancouver. Corporate head office costs are primarily comprised of $7.3 million (Fiscal 2019 - $6.7 million) in salaries, incentive payments, and consulting fees, $0.9 million (Fiscal 2019 - $0.7 million) in office and sundry costs, $0.5 million (Fiscal 2019 - $1.2 million) in travel-related costs, $0.5 million (Fiscal 2019 - $0.5 million) in professional fees, and $0.3 million (Fiscal 2019 - $0.2 million) in transfer agent and filing fees.

General and administrative expenses in Fiscal 2020 decreased compared to that in Fiscal 2019, reflecting slightly lower general and administrative expenses at the corporate head office from reduced consulting fees and travel-related costs during a period of pandemic-imposed travel restrictions, and the weakening of the BRL, in which costs from MCSA and NX Gold are incurred, against the USD, in which cost is reported.

4.	Finance expense for Fiscal 2020 was $15.4 million (Fiscal 2019 - $20.4 million) and was primarily comprised of interest on loans at the corporate head office of $6.7 million (Fiscal 2019 - $8.3 million), interest on loans and borrowings at MCSA and NX Gold of $3.2 million (Fiscal 2019 - $3.0 million), loss on interest rate swap derivatives of $2.7 million (Fiscal 2019 - $1.8 million), other finance expenses of $1.2 million (Fiscal 2019 - $1.8 million), and accretion of asset retirement obligations of $0.9 million (Fiscal 2019 - $3.5 million).

5.	Foreign exchange loss for Fiscal 2020 was $79.8 million (Fiscal 2019 - $5.1 million). This amount was primarily comprised of a foreign exchange loss on unrealized derivative contracts of $34.5 million (Fiscal 2019 - $0.3 million), a foreign exchange loss on USD denominated debt of $24.2 million (Fiscal 2019 - $4.4 million) in MCSA for which the functional currency is the BRL, and a realized foreign exchange loss on derivative contracts of $20.8 million (Fiscal 2019 - $1.0 million). The foreign exchange losses were primarily a result of a strengthening of the USD against the BRL during a time of worldwide instability as a result of the COVID-19 pandemic. The foreign exchange loss on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.	In Fiscal 2019, the Company recognized a loss on debt settlement of $1.8 million, which represented the difference between the accounting fair value made to legally extinguish a bank loan held by MCSA and the carrying value of the loan at the time.

7.	In Fiscal 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes. The recovery was recognized as a result of a study conducted to revisit certain tax positions which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes.

In Fiscal 2019, the Company recognized a recovery of $21.6 million in net income related to value added taxes previously paid on sales in Brazil. The recovery was recognized as a result of a Brazil Supreme Court ruling in 2017 that concluded that the relevant tax authorities had historically used an incorrect methodology to determine such taxes. The ruling set a precedent for all companies in Brazil but was required to be confirmed for the Company’s specific claim, which approval was received in July 2019. These credits can be used to offset a variety of other taxes, including taxes on future sales.

Ero Copper Corp. December 31, 2020 MD&A | Page 17

8.	In Fiscal 2020, the Company recognized a $8.9 million income tax expense (Fiscal 2019 - income tax recovery of $17.6 million), primarily comprised of current tax arising from taxable income in mining operations. In Fiscal 2019, the Company recognized a significant deferred income tax recovery primarily resulting from the recognition of previously unrecognized available tax losses and tax credits in MCSA, partially offset by current tax expense in the period. At December 31, 2019 the Company considered the taxable income generated since the acquisition of MCSA, forecasted future taxable income, and determined that it was considered probable that the benefit of those losses and tax credits in MCSA would be realized. Accordingly, a tax recovery of $25.2 million was recognized related to these losses in 2019.

9.	The foreign currency translation loss is a result of a strengthening of the USD against the BRL during a time of worldwide instability as a result of the COVID-19 pandemic when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

	2020				2019
Selected Financial Information	Dec 31 (1)	Sept 30	June 30 (2)	Mar 31 (3)	Dec 31 (4)	Sept 30 (5)	June 30	March 31
Revenue	$91.2	$94.3	$70.8	$67.7	$75.7	$60.6	$76.5	$72.0
Cost of product sold	$(31.3)	$(33.3)	$(30.1)	$(35.8)	$(43.0)	$(38.4)	$(43.3)	$(38.1)
Gross profit	$58.3	$59.6	$39.5	$30.7	$31.1	$21.3	$32.1	$32.6
Net income (loss) for period	$66.3	$31.4	$7.7	$(53.0)	$45.4	$16.3	$15.3	$15.5
Income (loss) per share attributable to owners of the Company
- Basic	$0.75	$0.36	$0.09	$(0.62)	$0.53	$0.19	$0.18	$0.18
- Diluted	$0.71	$0.34	$0.08	$(0.62)	$0.49	$0.18	$0.17	$0.17
Weighted average number of common shares outstanding
- Basic	87,321,832	86,448,318	85,933,443	85,759,194	85,620,168	85,505,675	85,032,841	84,804,389
- Diluted	92,642,103	91,961,897	91,428,969	85,759,194	91,670,988	91,320,363	90,696,926	89,917,828

Notes:

1.	During Q4 2020, the Company recognized $27.1 million in foreign exchange gains. The foreign exchange gains were primarily comprised of foreign exchange gain on unrealized derivative contracts of $27.7 million and a foreign exchange gain on USD denominated debt of $7.7 million in MCSA for which the functional currency is the BRL, partially offset by a realized foreign exchange loss on derivative contracts of $7.8 million and other foreign losses of $0.4 million. The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q4 2020. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

During Q4 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes. The recovery was recognized as a result of a study conducted to revisit certain tax positions which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes.

2.	During the quarter ended June 30, 2020, the Company had an overall net income of $7.7 million, despite $16.3 million in foreign exchange losses. The foreign exchange losses were comprised of a foreign exchange loss on unrealized derivative contracts of $8.5 million, a foreign exchange loss on realized derivative contracts of $4.4 million, and a foreign exchange loss on USD denominated debt of $3.0 million in MCSA for which the functional currency is the BRL. As with the preceding quarter, the foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the USD and BRL resulting from the worldwide instability in currency rates as a result of the COVID-19 pandemic.

3.	During the quarter ended March 31, 2020, the Company recognized a $81.9 million in foreign exchange losses. The foreign exchange losses were mainly comprised of a $26.9 million loss associated with USD denominated debt held by MCSA, whose functional currency is the BRL, and $52.7 million losses associated with unrealized losses on foreign exchange currency collar contracts. These foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the USD and the BRL resulting from the worldwide instability in currency rates as a result of the COVID-19 pandemic.

Ero Copper Corp. December 31, 2020 MD&A | Page 18

4.	During Q4 2019, the Company recognized a $25.2 million income tax recovery primarily resulting from the recognition of available tax losses and tax credits in MCSA. At December 31, 2019, the Company considered the taxable income generated since acquisition of MCSA and forecasted future taxable income and determined that it was now considered probable that the benefit of these losses and tax credits in MCSA would be realized.

5.	During the quarter ended September 30, 2019, the Company recognized a recovery of $21.6 million in net income related to value added taxes previously paid on sales in Brazil. The recovery was recognized as a result of a Brazil Supreme Court ruling in 2017 that concluded that the relevant taxing authorities had historically used an incorrect methodology to determine such taxes. The ruling set a precedent for all companies in Brazil but was required to be confirmed for the Company’s specific claim, for which approval was received in July 2019. These credits can be used to offset a variety of other taxes, including income taxes and taxes on future sales.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at December 31, 2020, the Company held cash and cash equivalents of $62.5 million. Cash and cash equivalents are primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents have increased by $41.0 million since December 31, 2019. The Company’s cash flows from operating, investing, and financing activities during Fiscal 2020 are summarized as follows:

•	Cash from operating activities of $162.8 million

•	Cash from financing activities of $0.3 million, including:

o   $69.0 million proceeds from new loans and borrowings;

o   $4.4 million proceeds from exercise of stock options and warrants;

o   $1.5 million released from restricted cash

net of:

o   $57.4 million of repayment on loans and borrowings;

o   $9.7 million of payment of interest on loans and borrowings;

o   $4.3 million of lease payments;

o   $3.2 million of other finance expenses

Partially offset by:

•	Cash used in investing activities of $116.6 million, including:

o   $117.6 million of additions to mineral property, plant and equipment;

o   $0.2 million of additions to exploration and evaluation assets net of:

o   $1.3 million from other investments

As at December 31, 2020, the Company had working capital of $35.8 million, primarily as a result of a record cash flow from operations.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company will continuously monitor its capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. While the Company has been successful in securing financing to date, there are no guarantees that it will be able to secure such financing in the future on terms acceptable to the Company, if at all. Taking into consideration cash flow from existing operations, management believes that the Company has sufficient working capital and financial resources to maintain its planned operations and activities for the foreseeable future.

Ero Copper Corp. December 31, 2020 MD&A | Page 19

At December 31, 2020, we had unrestricted cash and cash equivalents of $62.5 million compared to $21.5 million at December 31, 2019. The increase is primarily due to an increase in cash from operations.

The Company’s $150 million Facilities are fully drawn at December 31, 2020. The Company is required to comply with certain financial covenants. As of the date of the consolidated financial statements, the Company is in compliance with these covenants. Subsequent to December 31, 2020, the Company amended terms of the Facilities. Refer to sub-section titled “Q4 2020 Financial Report” within the “Highlights” section in this MD&A.

Contractual Obligations and Commitments

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold S.A., to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

COVID-19 Pandemic Risk

The outbreak of COVID-19 has had a significant impact on the volatility of commodity prices and USD/BRL exchange rates, and governmental actions to contain the outbreak may impact our ability to transport or market our concentrate or cause disruptions in our supply chains or interruption of production. A material spread of COVID-19 in jurisdictions where we operate could impact our ability to staff operations. A reduction in production or other COVID-19 related impacts, including but not limited to, low copper prices could cause a significant reduction in profitability of ongoing operations.

The global pandemic could cause temporary closure of businesses in regions that are significantly impacted by the health crises, or cause governments to take or continue to take preventative measures such as the closure of points of entry, including ports and borders.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2020 and December 31, 2019:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$62,508	$21,485
Restricted cash	-	1,500
Accounts receivable	20,353	7,680
Deposits and other non-current assets	595	2,396
	$83,456	$33,061

Ero Copper Corp. December 31, 2020 MD&A | Page 20

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has only three significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the year ended December 31, 2020 nor recognized a provision for credit losses.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2020:

	Carrying	Contractual	Up to 12			More than 5
Non-derivative Financial Liabilities	value	cash flows	months	1-2 years	3-5 years	years
Loans and borrowings	$168,102	$169,889	$12,223	$36,998	$119,976	$692
Interest on loans and borrowings	-	15,025	5,859	4,863	4,296	7
Accounts payable and accrued liabilities	37,878	37,878	37,878	-	-	-
Value added, payroll and other taxes	14,829	16,332	13,361	1,484	1,487	-
	$220,809	$239,124	$69,321	$43,345	$125,759	$699

The Company also has derivative financial liabilities for foreign exchange and interest rate derivatives whose notional amounts and maturity information is disclosed below under foreign exchange currency risk and interest rate risk.

Foreign exchange currency risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At December 31, 2020, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $285.7 million with an average floor rate of 4.05 BRL to US Dollar and an average cap rate of 4.76 BRL to US Dollar (December 31, 2019 - notional amount of $336.6 million in foreign exchange forward collar contracts). The maturity dates of these contracts are from January 27, 2021 to July 27, 2022 and are financially settled on a net basis. The fair value of these contracts at December 31, 2020 was a liability of $34.5 million, (December 31, 2019 - $nil) which is included in Derivatives in the statement of financial position. The fair value of these forward contracts as at December 31, 2020 was determined using an option pricing mode with the following assumptions: discount rate of 5.015%, foreign exchange rate of approximately 5.20, and volatility of 7.46% - 21.20%. The change in fair value of foreign exchange collar contracts was a loss of $34.5 million for the year ended December 31, 2020 (a loss of $0.3 million for the year ended December 31, 2019) and has been recognized in foreign exchange loss. In addition, during the year ended December 31, 2020, the Company recognized a realized loss of $20.8 million ($1.0 million for the year ended December 31, 2019) related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

Ero Copper Corp. December 31, 2020 MD&A | Page 21

The Company is principally exposed to interest rate risk through its Term Facilities of $150.0 million, Brazilian Real denominated bank loans of $4.5 million, Brazilian Real denominated lines of credit of $1.4 million, and Brazilian Real denominated equipment finance loans of $1.1 million. Based on the Company’s net exposure at December 31, 2020, a 1% change in the variable rates would have an impact of $1.6 million on pre-tax annual net income, without consideration of the effects of the interest rate swap contract below.

In order to mitigate the above volatility due to variable rates on loans, as at December 31, 2020, the Company has entered into an interest rate swap contract to manage interest rate risk. At December 31, 2020, the floating interest on a notional amount of $60.0 million was swapped for a fixed interest rate of 2.69%. This interest rate swap transaction is in effect for the majority of the term of the Company’s term facility, with the notional amount reduced over time. The fair value of this contract at December 31, 2020 was a liability of $2.5 million (December 31, 2019 - $1.7 million) and was included in Derivatives in the statement of financial position. The fair value of this swap contracts as at December 31, 2020 was determined using a discounted cash flow model with the following assumptions: discount rates of 0.017% – 0.298% and forward foreign exchange rates of 0.421% - 0.164%. The realized loss on the interest rate swap contract was $1.2 million for the year ended December 31, 2020 (realized loss of $0.1 million for the year ended December 31, 2019) and was included in finance expense. In addition, the Company recognized an unrealized loss of $0.8 million on the interest rate swap contract for the year ended December 31, 2020 (unrealized loss of $1.6 million for the year ended December 31, 2019), which was included in finance expense.

In addition, as at December 31, 2020, MCSA has entered into an interest rate and currency swap contract on the Plural Loan. At December 31, 2020, the floating interest on a notional amount of BRL $12 million was swapped for a fixed interest rate of 9.9% and the BRL currency on the loan was swapped for USD at a rate of 3.95. The fair value of this contract at December 31, 2020 was a liability of $0.3 million (December 31, 2019 - nil) and is included in Derivatives in the statement of financial position. The realized loss on this swap contract was $0.4 million for the year ended December 31, 2020 and was included in finance expense. In addition, the Company recognized an unrealized loss of $0.3 million on the swap contract for the year ended December 31, 2020, which was also included in finance expense.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At December 31, 2020, the Company has not entered into any commodity derivative contracts. The Company recognized a realized loss of $1.4 million for the year ended December 31, 2019 related to the settlement of commodity forward contracts.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2020 and dated March 16, 2021 (the “AIF”).

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at December 31, 2020, the Company had no material off-balance sheet arrangements.

Contingencies

MCSA is subject to a number of claims (including claims related to tax, labour and social security matters and civil action) in the course of its business which individually are not material and have not been accrued for in the Company’s financial statements as it is not probable that a material cash outflow will occur. While the Company believes that these claims are unlikely to be successful, if all such existing claims were decided against it, the Company could be exposed to a liability of up to approximately $21.8 million as at December 31, 2020 (December 31, 2019 - $31.1 million), which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.

Ero Copper Corp. December 31, 2020 MD&A | Page 22

Outstanding Share Data

At March 16, 2021, the Company had 88,101,909 common shares, 4,485,781 stock options, 1,533,330 warrants, and 727,761 performance share units issued and outstanding.

Related Party Disclosures

For the three months and year ended December 31, 2020, amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

The aggregate value of compensation paid to key management personnel for the year ended December 31, 2020 was $7.4 million ($7.5 million for the year ended December 31, 2019). In addition, 287,281 options, 197,269 share units and 79,230 DSUs were issued to key management personnel and non-executive directors during the year ended December 31, 2020 (444,265 options and 171,754 share units for the year ended December 31, 2019). For key management personnel, $5.1 million was recognized in share-based compensation expense for the year ended December 31, 2020 for options, share units, and DSUs issued ($4.1 million for the year ended December 31, 2019).

During the year ended December 31, 2020, key management personnel exercised 408,555 options and 1,266,666 warrants for total cash proceeds to the Company of $2.7 million (286,666 options and 300,000 warrants for total cash proceeds of $1.0 million for the year ended December 31, 2019).

As at December 31, 2020, $3.7 million was payable to key management as incentive compensation and is included in accounts payable and accrued liabilities in the statement of financial position (December 31, 2019 - $3.9 million). Such amounts are unsecured, non-interest bearing and will be paid under normal trade terms.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s significant accounting policies and accounting estimates are contained in the Company’s December 31, 2020 consolidated financial statements. Certain of these policies, such as, capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, and decommissioning liabilities provisions involve critical accounting estimates because they require management of the Company to make subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

In preparing its financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues, and expenses. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Ero Copper Corp. December 31, 2020 MD&A | Page 23

Critical Judgments

Functional currency

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for MCSA and NX Gold is the Brazilian Real. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Legal claims and contingent liabilities

The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgements to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment.

Key Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the consolidated financial statements include:

Derivative instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including assumptions for forward interest and foreign exchange rates, volatilities and discount rates. The fair value of the Company’s derivative contracts includes an adjustment for credit risk for either the Company or the counter party as applicable. Changes in the assumptions for inputs into the models affect the fair value of the derivatives recognized in the statement of financial position as well as the unrealized gains or losses recognized in net income.

Mineral reserve and resource estimates including life of mine plan

The Company estimates its mineral reserves and mineral resources based on information compiled by competent individuals. Mineral reserves are used in the calculation of depreciation, impairment assessments and for forecasting the timing of payment of mine closure and rehabilitation costs.

There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

The carrying amounts of the Company’s mineral properties, plant and equipment are depleted in part based on recoverable mineral reserve tonnes processed, depending on the use of the asset. Changes to estimates of recoverable quantities of metals, mineral reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metals prices forecasts, can result in a change to future depreciation and depletion rates and may result in impairment charges.

Ero Copper Corp. December 31, 2020 MD&A | Page 24

Mine closure and rehabilitation costs

Significant estimates and assumptions are made in determining the provision for mine closure and rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities, timing of future cash flows, discount rates, inflation rate, and regulatory requirements.

Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depreciation and depletion expense.

Significant assumptions used to determine mine closure and rehabilitation costs are included in Note 11(a) to the consolidated financial statements.

Income taxes

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

The Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The Company’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment.

New Accounting Standards and Interpretations Adopted in the Year

The following new and amended IFRS pronouncements were adopted effective January 1, 2020 and had no impact to the Company’s financial statements:

•	Amendments to References to the Conceptual Framework in IFRS Standards

•	In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging, and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. The first phase amendment is focused on the impact to hedge accounting requirements. The Company adopted the first phase amendment and there was no material impact on its consolidated financial statements. The Company will continue to assess the effect of amendments related to the interest rate benchmark reform on its consolidated financial statements.

Ero Copper Corp. December 31, 2020 MD&A | Page 25

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

•	On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022. The Company does not expect to adopt this amendment until the effective date, and does not anticipate a material impact on its consolidated financial statements.

Local Currency Operating Metrics – Presented in Brazilian Real

		2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
Costs (MCSA Operations)
Mining[1] - UG (Pilar)	R$	40,532	35,661	140,335	36,237	152,994
- UG (Vermelhos)		28,149	32,421	121,950	25,360	96,100
- OP-		-	-	-	29	8,521
Processing		21,657	22,703	82,905	22,250	83,041
Indirect		18,897	15,774	60,756	12,822	46,607
Production costs[1]		109,235	106,559	405,946	96,698	387,263
By-product credits		(24,246)	(27,128)	(88,328)	(16,876)	(50,823)
Treatment, refining and other		(2,854)	2,367	6,637	3,895	7,358
C1 cash costsR	R$	82,135	81,798	324,255	83,717	343,798
Breakdown Mined and Processed (tonnes)
UG Mined		588,792	647,281	2,521,263	675,258	2,527,386
OP Mined		-	-	-	-	727,578
Total Mined (t):		588,792	647,281	2,521,263	675,258	3,254,964
Total Processed (t)		483,447	553,148	2,271,625	589,065	2,424,592
Cu Production (t)		10,018	10,961	42,814	11,526	42,318
UG Mining Total - R$/tonne mined		116.65	105.18	104.03	91.22	98.56
Pilar - R$/tonne mined103.55		103.55	87.16	89.60	78.56	91.26
Vermelhos - R$/tonne mined142.63		142.63	136.14	127.70	118.52	112.93
OP Mining - R$/tonne mined[2]		n/a	n/a	n/a	n/a	11.71
Processing - R$/tonne processed		44.80	41.04	36.50	37.77	34.25
Indirect - R$/tonne processed		39.09	28.52	26.75	21.77	19.22

Footnotes

General - Above only includes amounts from MCSA. NX Gold operations are excluded.

[1] - Beginning in Q3 2020, production costs are presented net of capex development. Comparative figures have been adjusted to conform with the revised presentation.

[2] - There was no OP production in Fiscal 2020.

Ero Copper Corp. December 31, 2020 MD&A | Page 26

Capital Expenditures

The following table presents capital expenditures at the Company’s operations.

	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
MCSA Operations
Pilar Mine and Caraíba Mill Complex	12,464	14,283	54,487	14,876	43,933
Vermelhos Mine	3,579	3,804	14,022	4,063	19,751
Boa Esperanҫa Project	61	58	178	53	1,139
Capital Expenditure	16,104	18,145	68,687	18,992	64,823
Capex Development (included in above)	7,111	8,156	31,929	10,936	31,705
Exploration	7,702	9,446	31,880	8,742	33,738

NX Gold Operations
Capital Expenditure	3,843	3,028	12,981	2,280	7,606
Capex Development (included in above)	1,407	1,698	6,675	540	1,147
Exploration	1,454	965	4,257	859	3,600

NON-IFRS MEASURES

Financial results of the Company are prepared in accordance with IFRS. The Company utilizes certain non-IFRS measures, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share, net debt, working capital (deficit) and available liquidity, which are not measures recognized under IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

Ero Copper Corp. December 31, 2020 MD&A | Page 27

C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is the sum of production costs, net of capital expenditure development costs and by-product credits, divided by the copper pounds produced. C1 cash costs reported by the Company include treatment, refining charges, offsite costs, and certain tax credits relating to sales invoiced to the Company’s Brazilian customer on sales. By-product credits are calculated based on actual precious metal sales (net of treatment costs) during the period divided by the total pounds of copper produced during the period. C1 cash cost of copper produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of goods sold, its most directly comparable IFRS measure.

	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
Reconciliation:
Cost of Product Sold	$25,800	$28,168	$109,567	$35,620	$135,607
Add (less):
Depreciation/amortization/depletion	(7,950)	(9,593)	(35,674)	(11,128)	(40,107)
Incentive payments	(761)	(714)	(2,741)	(2,870)	(2,870)
Net change in inventory	888	891	2,271	322	1,062
Transportation costs & other	1,040	1,043	3,947	1,479	4,598
By-product credits	(4,493)	(5,042)	(17,005)	(4,101)	(12,822)
Treatment, refining, and other	(554)	469	1,192	935	1,814
Foreign exchange translation adjustments	1,225	11	1,525	74	(70)
C1 cash costs	$15,195	$15,233	$63,082	$20,330	$87,212

	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
Costs
Mining [1]	$12,727	$12,654	$51,007	$14,974	$65,603
Processing	4,013	4,220	16,124	5,406	21,035
Indirect	3,502	2,932	11,764	3,116	11,581
Production costs [1]	20,242	19,806	78,895	23,496	98,219
By-product credits	(4,493)	(5,042)	(17,005)	(4,101)	(12,822)
Treatment, refining and other	(554)	469	1,192	935	1,814
C1 cash costs	$15,195	$15,233	$63,082	$20,330	$87,212

Costs per pound
Payable copper produced (lb)	22,086	24,164	94,388	25,411	93,295
Mining[1]	$0.58	$0.52	$0.54	$0.59	$0.70
Processing	$0.18	$0.17	$0.17	$0.21	$0.23
Indirect	$0.16	$0.12	$0.12	$0.12	$0.12
By-product credits	$(0.20)	$(0.21)	$(0.18)	$(0.16)	$(0.14)
Treatment, refining and other	$(0.03)	$0.02	$0.01	$0.04	$0.02
C1 cash cost of copper produced (per lb)	$0.69	$0.63	$0.67	$0.80	$0.93

[1] - Beginning in Q3 2020, production costs are presented net of capex development. Comparative figures have been adjusted to conform with the revised presentation.

Ero Copper Corp. December 31, 2020 MD&A | Page 28

C1 Cash Cost of Gold produced (per ounce) and AISC of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is the sum of production costs, net of capital expenditure development costs and silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. C1 cash cost of gold produced per ounce is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

AISC of gold produced (per ounce) is the sum of production costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes, net of silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. All-in sustaining cost of gold produced per ounce is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of goods sold, its most directly comparable IFRS measure.

	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
Reconciliation:
Cost of Product Sold	$5,523	$5,169	$21,018	$7,397	$27,210
Add (less):
Depreciation/amortization/depletion	(1,174)	(818)	(3,538)	(881)	(5,907)
Incentive payments	(120)	(116)	(511)	-	-
Net change in inventory	255	(134)	140	120	710
By-product credits	(141)	(134)	(424)	(67)	(281)
Foreign exchange translation adjustments	26	3	140	(18)	(46)
C1 cash costs	$4,369	$3,970	$16,825	$5,917	$21,052
Site general and administrative	721	641	2,420	716	2,216
Accretion of mine closure and rehabilitation provision	88	49	268	194	1,018
Sustaining capital expenditure	600	179	1,033	218	773
Sustaining leases	502	345	1,613	399	1,423
Royalties and production taxes	281	281	952	125	589
AISC	$6,561	$5,465	$23,111	$7,569	$27,071

Ero Copper Corp. December 31, 2020 MD&A | Page 29

	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
Costs
Mining[1]	$2,280	$1,980	$8,194	$2,715	$10,266
Processing	1,624	1,544	6,462	2,274	7,588
Indirect	606	580	2,593	995	3,479
Production costs[1]	4,510	4,104	17,249	5,984	21,333
By-product credits	(141)	(134)	(424)	(67)	(281)
C1 cash costs	$4,369	$3,970	$16,825	$5,917	$21,052
Site general and administrative	721	641	2,420	716	2,216
Accretion of mine closure and rehabilitation provision	88	49	268	194	1,018
Sustaining capital expenditure	600	179	1,033	218	773
Sustaining leases	502	345	1,613	399	1,423
Royalties and production taxes	281	281	952	125	589
AISC	$6,561	$5,465	$23,111	$7,569	$27,071

Costs per ounce
Payable gold produced (ounces)	10,789	9,436	36,830	6,043	30,434
Mining[1]	$211	$210	$222	$449	$337
Processing	$151	$164	$175	$376	$249
Indirect	$56	$61	$70	$165	$114
By-product credits	$(13)	$(14)	$(12)	$(11)	$(9)
C1 cash cost of gold produced (per ounce)	$405	$421	$457	$980	$691
AISC of gold produced (per ounce)	$608	$579	$628	$1,253	$889

[1] - Beginning in Q3 2020, production costs are presented net of capex development. Comparative figures have been adjusted to conform with the revised presentation.

Ero Copper Corp. December 31, 2020 MD&A | Page 30

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA represents earnings before interest expense, income taxes, depreciation, and amortization. Adjusted EBITDA includes further adjustments for non-recurring items and/or items not indicative to the future operating performance of the Company. The Company believes EBITDA and adjusted EBITDA are appropriate supplemental measures of debt service capacity and performance of its operations.

Adjusted EBITDA is calculated by removing the following income statement items:

-	Recovery of valued added taxes
-	Foreign exchange loss (gain)
-	Loss on gold hedge contracts
-	Share based compensation
-	Incremental costs in response to COVID-19 pandemic
-	Loss on debt settlement

	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
Reconciliation:
Net income	$66,342	$31,443	$52,498	$45,409	$92,455
Adjustments:
Finance expenses	2,556	3,397	15,449	2,014	20,428
Tax expense (recovery)	13,234	6,806	8,925	(25,209)	(17,626)
Depreciation/amortization/depletion	9,161	10,445	39,348	12,042	46,171
EBITDA	91,293	52,091	116,220	34,256	141,428
Recovery of value added taxes	-	-	-	-	(21,584)
Foreign exchange loss (gain)	(27,142)	8,703	79,805	(4,423)	5,148
Loss on gold hedge contracts	-	-	-	15	1,505
Share based compensation	2,549	1,743	9,064	1,304	5,792
Incremental costs in response to COVID-19 pandemic	481	-	1,968	-	-
Loss on debt settlement	-	-	-	-	1,783
Adjusted EBITDA	$67,181	$62,537	$207,057	$31,152	$134,072

Note: In Q4 2020 and Fiscal 2020, incremental costs in response to COVID-19 pandemic is included as an adjustment to the calculation of Adjusted EBITDA.

In Q4 2020 and Fiscal 2020, recovery of value added taxes was not included as an adjustment to the calculation of Adjusted EBITDA.

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The Company uses the financial measure “Adjusted net income attributable to owners of the Company” and “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use this information to evaluate the Company’s performance. The Company excludes the following items from net income to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations: i) net recovery of value added taxes, ii) share based compensation, iii) unrealized foreign exchange loss (gain) on USD denominated debt in MCSA, iv) unrealized loss (gain) on foreign exchange derivative contracts, net of tax, v) incremental costs in response to COVID-19 pandemic, vi) unrealized loss (gain) on interest rate derivative contracts, vii) loss on debt settlement, and viii) unrealized loss on gold hedge contracts. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.

The following table provides a detailed reconciliation of net income (loss) attributable to owners of the Company as reported in the Company’s consolidated financial statements to adjusted net income attributable to owners of the Company and Adjusted EPS.

Ero Copper Corp. December 31, 2020 MD&A | Page 31

	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
Reconciliation:
Net income as reported attributable to the owners of the Company	$65,786	$31,063	$51,622	$45,169	$91,883
Adjustments for:
Net recovery of value added taxes	-	-	-	-	(17,783)
Share based compensation	2,549	1,743	9,064	1,304	5,792
Unrealized foreign exchange loss (gain) on USD denominated debt in MCSA	(7,682)	2,026	24,093	(3,738)	4,388
Unrealized loss (gain) on foreign exchange derivative contracts, net of tax	(23,077)	2,256	29,411	(1,404)	249
Incremental costs in response to COVID-19 pandemic	481	-	1,968	-	-
Unrealized loss (gain) on interest rate derivative contracts	(640)	(386)	1,137	-	-
Loss on debt settlement	-	-	-	-	1,776
Unrealized gain on gold hedge contracts	-	-	-	(677)	-
Adjusted net income attributed to owners of the Company	$37,417	$36,702	$117,295	$40,654	$86,305
Weighted average number of common shares - basic	87,321,832	86,448,318	86,368,535	85,620,168	85,244,277
Weighted average number of common shares - diluted	92,642,103	91,961,897	92,213,628	91,670,988	91,390,425
Adjusted EPS - basic	$0.43	$0.42	$1.36	$0.47	$1.01
Adjusted EPS - diluted	$0.40	$0.40	$1.27	$0.44	$0.94

Note: In Q4 2020 and Fiscal 2020, incremental costs in response to COVID-19 pandemic is included as an adjustment to the calculation of Adjusted EPS.

In Q4 2020 and Fiscal 2020, net recovery of value added taxes was not included as an adjustment to the calculation of Adjusted EPS.

Net Debt

Net debt is determined based on cash and cash equivalents, restricted cash and loans and borrowings as reported in the Company’s consolidated financial statements. The Company uses net debt as a measure of the Company’s ability to pay down its debt. The following table provides a calculation of net debt based on amounts presented in the Company’s consolidated financial statements as at December 31, 2020, September 30, 2020, and December 31, 2019.

	December 31,	September 30,	December 31,
	2020	2020	2019
Current portion of loans and borrowings	$12,539	$17,325	$18,984
Long-term portion of loans and borrowings	155,563	155,403	140,386
Less: Cash and cash equivalents	(62,508)	(54,341)	(21,485)
Restricted cash	-	-	(1,500)
Net Debt	$105,594	$118,387	$136,385

Working Capital (Deficit) and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facilities in place. The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at December 31, 2020 and December 31, 2019.

	December 31,	December 31,
	2020	2019
Current Assets	$127,541	$75,565
Less: Current Liabilities	(91,720)	(80,481)
Working Capital (Deficit)	$35,821	$(4,916)
Available undrawn revolving credit facilities	11,621	30,000
Available Liquidity	$47,442	$25,084

Ero Copper Corp. December 31, 2020 MD&A | Page 32

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”).

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company uses the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company’s management, under the supervision of the CEO and CFO, has evaluated the design and operating effectiveness of the Company’s DC&P and ICFR and concluded that the Company’s DC&P and ICFR were effective as of December 31, 2020.

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during Q4 2020.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following reports:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2020 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley”, dated January 14, 2021 with an effective date of October 1, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, Paulo Roberto Bergmann, FAusIMM, Fábio Valério Câmara Xavier, MAIG, Dr. Augusto Ferreira Mendonça, RM SME, all of GE21 Consultoria Mineral Ltda. (“GE21”), and Dr. Beck (Alizeibek) Nader, FAIG, of BNA Mining Solutions, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “MCSA Mining Complex Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “NX Gold Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Feasibility Study, Technical Report for the Boa Esperança Copper Project, Pará State Brazil”, dated September 7, 2017 with an effective date of June 1, 2017, prepared by Rubens Mendonça, MAusIMM of SRK Consultores do Brasil Ltda. (“SRK” or “SRK Brazil”) as at the date of the report and Carlos Barbosa, MAIG and Girogio di Tomi, MAusIMM, both of SRK Brazil, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Boa Esperança Feasibility Study”).

Ero Copper Corp. December 31, 2020 MD&A | Page 33

Reference should be made to the full text of the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, each of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

The disclosure of Technical Information in this MD&A was reviewed and approved by Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information includes statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to mineral reserve and mineral resource estimates as well as LOM plans; targeting additional mineral resources and expansion of deposits; the Company’s expectations, strategies and plans for the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property, including the Company’s planned exploration, development and production activities; the significance of any particular exploration program or result and the Company’s expectations for current and future exploration plans including, but not limited to, planned areas of additional exploration, the significance of any drill results or new discoveries and targets, including without limitation, extensions of defined mineralized zones, possibilities for mine life extensions or continuity of high-grade mineralization, the recoverable value of any metals other than copper, further extensions and expansion of mineralization near the Company’s existing operations and throughout the Curaçá Valley or the NX Gold Mine, the timing and advancement of ongoing projects including the Deepening Extension Project and the re-start of the Surubim open pit mine; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration and development including but not limited to the Deepening Extension Project at the MCSA Mining Complex; the significance of any potential optimization initiatives in connection with the Boa Esperança Property and the potential issuance, and timing of, an OFS; the impact of the COVID-19 pandemic on the Company’s planned drill programs; the timing and amount of future production at the MCSA Mining Complex and the NX Gold Property; the representativeness of the material tested in the Company’s ore sorting trial campaign to actual results of each of the mines tested during the campaign and the potential benefits of ore sorting in the LOM plans at any of the Company's operations including the Vermelhos District as well as any potential savings on transport costs, any potential reduction in water, diesel and electricity use, as well as any proposed reductions in flotation tailings as a result of ore sorting implementation, which may or may not occur in any capacity at the Company's operations or life-of-mine plans now or in the future, the Company's ability to service its ongoing obligations, the Company's future production outlook, cash costs, capital resources, expenditures, the impact of new accounting standards and amendments on the Company's financial statements, and current global macroeconomic uncertainty stemming from the COVID-19 pandemic and its impact on the Company’s business, financial condition, results of operations, cash flows and prospects.

Ero Copper Corp. December 31, 2020 MD&A | Page 34

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this MD&A including, without limitation, assumptions about: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, NX Gold Property and the Boa Esperanҫa Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force conditions to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the AIF.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Forward-looking information contained herein is made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”).

Ero Copper Corp. December 31, 2020 MD&A | Page 35

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with Measured or Indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an Inferred mineral resource will be upgraded to an Indicated or Measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, Inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedar.com.

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